

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

William F. Donovan, M.D.
Chief Executive Officer
Spine Pain Management, Inc.
5225 Katy Freeway
Suite 600
Houston, Texas 77007

Re: **Spine Pain Management, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed March 31, 2010
        Form 10-Q for the Quarterly Period ended June 30, 2010
        Filed August 16, 2010
        File No. 000-27407

Dear Dr. Donovan:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief